EQUITABLE HOLDINGS, INC.
INSIDER TRADING POLICY
This Insider Trading Policy (the “Policy”) of Equitable Holdings, Inc. (the “Company”) concerns trading in the securities of the Company or its subsidiaries1 as well as trading in securities of other companies, provided that this Policy shall not apply to trading in the securities of AB if an individual or entity is otherwise subject to AB’s Personal Trading Policies and Procedures.
This Policy applies to: (i) all directors, financial professionals, officers and employees, as well as individuals acting on behalf of, the Company and its subsidiaries (“Company Representatives”) (ii) all immediate family members (including spouse and minor children) of Company Representatives and other persons living in their households (“Family Members”) and (iii) any entity acting on behalf of the Company and its subsidiaries (“Company Entities”) or controlled by a Company Representative (“Controlled Entities”). Company Representatives, Family Members, Company Entities and Controlled Entities are collectively referred to herein as “Company Associates” or “you”. In addition, the Company may, at its discretion and on notice, include as Company Associates under this Policy, agents of the Company and other individuals with whom a Company Associate has significant contact.
Adherence to its core values and preserving the Company’s reputation for integrity and high ethical standards in the conduct of its affairs is of paramount importance to the Company. To preserve this reputation, it is essential that all your transactions in securities conform to U.S. securities laws and this Policy and avoid even the appearance of impropriety.
All Company Associates must familiarize themselves with this Policy and abide by it. Violations of this Policy may result in severe civil and criminal penalties under U.S. securities laws and in disciplinary action by the Company, including termination of employment.
I.     Prohibition Against “Insider” Trading and Tipping
Insiders
Anyone who possesses material non-public information about the Company or its subsidiaries that such person obtained directly or indirectly from the Company may be considered an “insider” under U.S. securities laws. In addition to officers and directors (and to some extent certain other employees and financial professionals) of the Company, certain individuals outside of the Company can become “temporary insiders” by having a special confidential relationship with the Company resulting in access to material non-public information. Such persons can include, for example, outside attorneys, accountants, actuaries, consultants, advisors and bank lending officers.
Insider Trading
The term “insider trading” is not defined in any of the U.S. securities laws, but generally refers to trading in securities on the basis of material non-public information as further described below. The term
“tipping” means sharing material non-public information with a third party, whether or not for compensation.
1 For the purposes of this policy, “subsidiaries” includes AllianceBernstein Holding L.P., AllianceBernstein L.P. and their subsidiaries (collectively, “AB”).

While you are in possession of material non-public information concerning the Company or its subsidiaries, you and your Family Members and Controlled Entities may not directly or indirectly, purchase or sell the Company’s securities or the securities of its subsidiaries, including common stock, units, options or any other securities of the Company or its subsidiaries, such as preferred stock, debt securities and convertible securities, as well as derivative securities relating to any of the Company’s securities or the securities of its subsidiaries, whether or not issued by the Company or its subsidiaries, unless the purchase or sale is contracted for or arranged prior to you becoming aware of material nonpublic information and in a manner that does not permit any subsequent exercise of influence over how, when or whether to effect the purchase or sale. In addition, you may not give material non-public information about the Company or its subsidiaries to another person or recommend or suggest to another person that he or she buy, sell or hold securities of the Company on the basis of material non-public information. In general, you should avoid discussing the Company’s business with non-Company Associates, including any suggestions or recommendations related to the Company’s securities. You and any person to whom you provide any material non-public information could be subject to severe fines and imprisonment if the other person purchased or sold securities of the Company while in possession of such material non-public information, including (A) imprisonment of up to 20 years, (B) a criminal fine of up to $5 million (no matter how small the profit gained or loss avoided) and (C) civil penalties of up to three times the profit gained or loss avoided. Insider trading and tipping are civil and criminal violations of law. Your obligation not to disclose material non-public information is in addition to any other confidentiality obligations applicable to you as a result of your relationship with the Company.
Material Non-public Information
Whether information is material is difficult to evaluate in the abstract and typically is assessed with the benefit of hindsight. Information is “material” if it would be likely to affect the stock price of the Company, if it would be important to a reasonable investor in making a decision about whether to buy, hold or sell securities of the Company or its subsidiaries or if it would significantly alter the total mix of information publicly available about the Company. Either positive or negative information may be material. Note also that material information does not have to relate specifically to the Company’s business. Here are some examples of information which, if not publicly known, could be material inside information:
•investment results or other earnings information;
•financial forecasts and plans of any kind, particularly relating to the Company’s ability to meet previous forecasts and the investment community’s estimates;
•business conditions, including sales volumes, margins and conditions affecting our industry;
•mergers, acquisitions, tender offers, joint ventures, changes in assets or other major transactions;
•introduction of significant new products or services;
•changes in control or in management;
•information that would have an impact on earnings (such as significant and unanticipated write-downs or gains and operating losses or gains);
•the gain or loss of a significant customer or contract;
•a major lawsuit or governmental investigation;
•the status of inspections by regulatory bodies;
•changes in debt ratings;
•a change in auditor, substantial changes in accounting methodologies or auditor notification that the Company may no longer rely on an audit report;
•changes in dividends;
•events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of

additional securities or other significant financing developments); or •     cybersecurity risks or incidents.
Material information about the Company or its subsidiaries should be considered non-public unless there is a certainty that it is publicly available. For example, Company Associates should assume that the information is not public unless the information has been disclosed in a press release, in a public filing (such as a report on Form 10-K, Form 10-Q or Form 8-K) made with the U.S. Securities and Exchange Commission (the “SEC”) or in materials provided to stockholders (such as an annual report, investor letter, prospectus or proxy statement), or is available through a news wire service or daily newspaper of wide circulation, and a sufficient amount of time has passed (generally at least one full business day) so that the marketplace has had an opportunity to digest the information.
Securities of Other Companies
It is important to recognize that you may come into possession of material non-public information concerning other companies in the ordinary course of your responsibilities. The prohibition on insider trading in this Policy is not limited to trading in securities of the Company or its subsidiaries. It is a violation of this Policy to trade in the securities of another company if you obtained material non-public information about or relevant to that company in the course of your relationship with the Company. Information that is not material to the Company or its subsidiaries may nevertheless be material to other companies, and it is not permissible under this Policy for you to make personal use of such material nonpublic information. In addition, you may not give to another person material non-public information about another company that you obtained in the course of your relationship with the Company.
Exercise of Employee Stock Options; Tax Withholding on Performance Shares and Restricted Stock Units (“RSUs”)
This Policy does not apply to the exercise of an employee stock option, or to the disposition of stock of the Company or one of its subsidiaries pursuant to the mandatory withholding of a portion of vested Performance Shares or RSUs to cover tax withholding.
This Policy does apply, however, to any sale of stock acquired through the exercise of an employee stock option, including sales for the purpose of generating the cash needed to pay the related exercise price or tax withholding. It also applies to the sale of any stock received upon the vesting of Performance Shares or RSUs.
Equitable Holdings, Inc. Stock Purchase Plan (the “Stock Purchase Plan”)
While you possess material non-public information about the Company, you may not: (A) initially enroll in the Stock Purchase Plan; (B) increase your level of direct deposits to be invested through the Stock Purchase Plan; or (C) sell or transfer to another party Company stock that you acquired through the Stock Purchase Plan. The documents for the Stock Purchase Plan may describe additional transfer restrictions not related to this Policy; for example, the Stock Purchase Plan requires a six-month holding period for Company stock purchased under the plan.
Regardless of whether you possess material non-public information about the Company, once you have enrolled in a Stock Purchase Plan, you may: (A) continue to make automatic investments in Company stock through direct deposit; (B) reduce your level of direct deposits to be invested through the Stock Purchase Plan; or (C) terminate your direct deposit under the Stock Purchase Plan.
II.     Additional Transactions of Concern
Short Sales

Short sales of securities of the Company or its subsidiaries evidence an expectation on the part of the seller that such securities will decline in value, and signal to the market an absence of confidence in the short-term prospects of the Company or its subsidiaries. In addition, short sales may reduce the seller’s incentive to improve the performance of the relevant company. For these reasons, short sales of securities of the Company or its subsidiaries are prohibited by this Policy. Also, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) generally prohibits executive officers and directors from engaging in short sales.
Publicly Traded Options
A transaction in publicly traded options is, in effect, a bet on the short-term movement of the equity of the Company or its subsidiaries and creates the appearance that the Company Associate is trading based on inside information. Transactions in options also may focus a Company Associate’s attention on short-term performance at the expense of the long-term objectives of the relevant company. Accordingly, transactions in puts, calls or other derivative securities (whether on an exchange or in any other organized market) with respect to the equity of the Company or its subsidiaries are prohibited by this Policy.
Hedging and Pledging Transactions
Certain forms of hedging or monetization transactions (such as zero-cost collars and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the stock, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other stockholders. Therefore, Company Associates are prohibited from engaging in hedging or similar transactions with respect to securities of the Company or its subsidiaries. Company Associates are further prohibited from pledging Company securities as collateral for a loan (whether in a margin account or otherwise).
III.     Special Trading Restrictions on Designated Insiders
Trading Blackout Periods
In addition to the general prohibitions applying to all Company Associates, there are further trading restrictions on all directors and certain officers and employees of the Company and its subsidiaries as designated by the Chief Legal Officer or the Chief Legal Officer’s delegate (“Designated Insiders”) when material non-public information may exist.
Purchases and sales of securities of the Company or its subsidiaries by Designated Insiders, as well as their Family Members and Controlled Entities, will not be permitted at the following times:
1.During the period beginning one week prior to the end of each quarter and ending at the beginning of the second trading day after the day the Company’s earnings press release for the applicable quarter is issued.
2.During any required trading blackout period under Regulation Blackout Trading Restriction under the Exchange Act that prohibits trading by directors and executive officers during a pension plan blackout period.
3.Such other periods as to which Designated Insiders will be specifically advised by the Chief Legal Officer or the Chief Legal Officer’s delegate.
The Company may on occasion issue interim earnings guidance and other potentially material information by way of press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until such information has been released and fully absorbed into the market.
Designated Insiders and their Family Members and Controlled Entities continue to be subject to any trading blackout period regardless of the Designated Insider’s termination of service with the Company. However, a Designated Insider: (a) whose service with the Company terminates during the blackout period, (b) who is not otherwise in possession of material non-public information and (c) who, as of the termination date, holds vested EQH stock options granted by EQH which will expire in thirty days, will be permitted to immediately sell any EQH shares acquired from the exercise of such stock options to cover tax withholding and the stock option exercise price. The Designated Insider will not be permitted to sell the remaining shares acquired in the stock option exercise until the trading blackout ends.
Rule 10b5-1 Plans
A Designated Insider may be able to trade in securities of the Company or its subsidiaries during the restricted periods set forth above if the Designated Insider has entered into a so-called “Rule 10b5-1 plan”. In summary, Rule 10b5-1 plans allow corporate insiders to establish a defense to insider trading allegations by effecting transactions pursuant to a pre-established written plan that specifies (by, for example, formula or actual dates) when trades are to be made and is entered into at a point in time when the insider does not possess material non-public information. In general terms, a Rule 10b5-1 plan can be designed to allow purchases and sales even when the Designated Insider would otherwise be blocked by a blackout period or the possession of material non-public information.
A Designated Insider may wish to work with his or her broker to set up a Rule 10b5-1 plan. Any Designated Insider’s Rule 10b5-1 plan must (A) be in writing and in a form acceptable to the Company, (B) be acknowledged in writing by the Chief Legal Officer prior to the plan becoming effective, (C) contain such terms and conditions as may be required by Rule 10b5-1 and (D) meet all other requirements outlined in Appendix A.
IV.     Section 16 Compliance
Mandatory Pre-clearance Procedure
Section 16 of the Exchange Act and the regulations thereunder requires officers2, directors and 10% stockholders of the Company (“Section 16 Insiders”) to report to the SEC numerous types of transactions in Company equity securities. The required reporting of transactions in Company equity by
Section 16 Insiders requires timely communication between those individuals and the
Company. Accordingly, Section 16 Insiders may not engage in any transaction involving securities of the Company or its subsidiaries, including gifts, without first obtaining pre-clearance of the transaction from the Chief Legal Officer.
A request for pre-clearance should be submitted to the Chief Legal Officer at least one business day before the proposed transaction. The Chief Legal Officer will then determine whether the transaction may proceed and, if so, assist in complying with the SEC’s reporting requirements. In the event an approved transaction is not consummated within the time period agreed to by the Chief Legal Officer, it must be re-approved before it may be consummated at a later date.
Transactions effected pursuant to Company-approved Rule 10b5-1 plans will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining the dates, prices and amounts. Any Section 16 Insider who effects a transaction pursuant to such a plan (or his or her broker) must, however, report
2 Only includes those officers of the Company designated by the Board of Directors as Section 16 Officers.

the specific transaction to the Chief Legal Officer no later than the day on which such person finds out the trade’s amount, date and price. Reliance on the terms of the plan will not constitute sufficient “notice.”
V.    Post-Termination Transactions
This Policy continues to apply to your transactions in (A) securities of the Company or its subsidiaries or (B) securities of another company if you have obtained material non-public information about such company in the course of your relationship with the Company, even after your relationship terminates. If you are in possession of material non-public information when your relationship terminates, you may not trade in such securities until that information has become public or is no longer material.
VI.    Assistance with Compliance
The ultimate responsibility for adhering to this Policy and avoiding improper securities transactions rests with each Company Associate. If you violate this Policy, the Company may take disciplinary action against you, up to and including termination of your relationship with the Company for cause.
If you have any questions regarding this Policy or are unsure whether information relating to the Company, its subsidiaries or any other publicly traded company is “material,” or whether it has been disclosed to the public, you should contact the Chief Legal Officer before taking any action. You should not try to resolve these issues on your own, as the rules relating to insider trading are complex and violations can result in severe consequences. Although the Chief Legal Officer will advise you on the Company’s position, there is no personal attorney-client relationship between you and any attorney in the Legal Department.
VII.    No Third-Party Beneficiaries
This Policy has been adopted to protect the good name, reputation, assets, businesses and prospects of the Company and its subsidiaries. It is not intended to, and does not, create any legal rights in any third parties, including investors, partners, creditors, customers, suppliers and others having business relations with such entities.
VIII.    Amendments
The Company may prescribe, amend and rescind rules and procedures relating to the administration of this Policy, provide for conditions and assurances it deems necessary or advisable to protect the interests of the Company and make all other determinations necessary or advisable for the administration and interpretation of this Policy. Any authority exercised by the Company under this Policy shall be exercised by the Company in its sole discretion. Determinations, interpretations or other actions made or taken by the Company under this Policy shall be final, binding and conclusive for all purposes and upon all persons.

IX.    For More Information
For general questions regarding this policy, please contact Ralph Petruzzo at 212-314-3935. For questions regarding Rule 10b5-1 plans, please contact Ralph Petruzzo at 212-314-3935 or Sheila Labita at (201) 743-5499.
Updated September 2023

APPENDIX A RULE 10B5-1 PLANS
1. SUMMARY
The Equitable Holdings, Inc. Insider Trading Policy (the “Policy,” all capitalized terms not otherwise defined herein have the meanings set forth in the Policy) provides that a Designated Insider may enter into a Rule 10b5-1 plan provided that any plan must be in a form acceptable to the Company and acknowledged in writing by the Chief Legal Officer. The following provides certain requirements and procedures applicable to all Rule 10b5-1 plans.
Designated Insiders who establish Rule 10b5-1 plans have the ultimate and exclusive responsibility for adhering to the requirements set forth below. The Company may not provide legal advice with respect to a Rule 10b5-1 plan or insulate a Designated Insider from any related liability under applicable securities laws.
2. TYPES OF TRADING PLANS
2.1 Plans with Morgan Stanley Smith Barney (“MSSB”). MSSB is the Company’s equity plan administrator and maintains a form of Rule 10b5-1 plan that has been reviewed by the Law Department.
2.2 Plans with Other Brokers. Designated Insiders may also have accounts with other brokers who offer a form of Rule 10b5-1 plan. Any form of Rule 10b5-1 plan must be reviewed and approved by the Law Department. The Law Department may require that your broker modify its form of Rule 10b5-1 plan to address the requirements below.
3. REQUIREMENTS FOR ESTABLISHING AND TRADING UNDER A RULE 10B5-1 PLAN
3.1 Specific Plan Requirements. A Rule 10b5-1 plan must:
a.Be entered into and acted upon in good faith. A Rule 10b5-1 plan may not be entered into as part of a plan or scheme to otherwise trade on the basis of material nonpublic information. In addition, one must continue to act in good faith from the time of adoption or modification throughout the term of the Rule 10b5-1 plan. Executive officers and directors must certify at the time of adoption or modification of the plan that they are not aware of material nonpublic information and that the adoption is being made in good faith.
b.Be entered into at a permitted time. A Rule 10b5-1 plan may only be entered into at a time when there is no trading blackout in effect under the Policy and the Designated Insider does not possess material nonpublic information regarding the Company or its subsidiaries. Although not required, it is strongly recommended that Designated Insiders adopt Rule 10b51 plans shortly after the Company announces its financial results.
c.Include appropriate trading instructions. A Rule 10b5-1 may either specify the price, number of shares and date of trades ahead of time or provide a formula or other instructions by which a broker can determine the price, amount and date of trades. Alternatively, the broker may be authorized to make purchase and sale decisions on the Designated Insider’s behalf without any control or influence by the Designated Insider.
d.Prohibit the Designated Insider from exercising any influence over trades under the plan. In no event may a Designated Insider consult with the plan’s broker regarding executing transactions or otherwise disclose information to the broker that might influence the execution of transactions under the Rule 10b5-1 plan after it commences.
e.Include the applicable cooling off period between the date of entry into the Rule 10b5-1 plan and the first possible transactions thereunder. Designated Insiders who are directors and Section 16 Officers will be subject to a cooling-off period, during which no transaction may take place, the duration of which shall be the later of (i) 90 days after adoption or modification of the plan or (ii) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K (i.e., but not in earnings press release) for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 plan was adopted or modified, up to a maximum of 120 days after adoption or modification of the plan. All other persons will be subject to a 30-day cooling-off period following the adoption or modification of the plan. The cooling off period is designed to minimize the risk that a claim will be made that the Designated Insider was aware of material nonpublic information when he or she entered into the Rule 10b5-1 plan and that the plan was not entered into in good faith.
f.Have a duration of at least six months but not more than two years. This requirement is imposed since shorter-term plans may be viewed as an attempt to make advantageous shortterm trades and longer-term plans are likely to be terminated, both of which defeat the purpose of Rule 10b5-1 plans.
1.2One Plan at a Time. Subject to certain limited exceptions specified in Rule 10b5-1, Designated Insiders may not have more than one operative Rule 10b5-1 plan at a time.
1.3Limited to One Open Market Transaction. Subject to certain limited exceptions specified in Rule 10b5-1, Designated Insiders are limited during any 12-month period to only one Rule 10b51 plan designed to effect an open market purchase or sale of the total amount of securities subject to the plan as a single transaction.
1.4No Trading Outside the Rule 10b5-1 Plan. Designated Insiders are not required to establish a Rule 10b5-1 plan. However, if a Designated Insider chooses to establish a Rule 10b5-1 plan, he or she may not purchase or sell securities of the Company or any of its subsidiaries outside of the plan. If a Designated Insider does not establish a Rule 10b5-1 plan, he or she may purchase or sell securities of the Company or any of its subsidiaries in accordance with the Policy.
1.5No Amendments of Rule 10b5-1 Plans. Amendments of Rule 10b5-1 plans are not permitted.
1.6Limited Suspensions of Rule 10b5-1 Plans. Rule 10b5-1 plans may be suspended by the Company at any time and for any reason. They may also be automatically suspended based on circumstances specifically enumerated in the plan such as personal events (death, bankruptcy and termination of employment) and corporate events (mergers, acquisitions, securities offerings). No other suspensions are permitted.

1.7Limited Terminations of Rule 10b5-1 Plans. Designated Insiders may voluntarily terminate one Rule 10b5-1 plan per year. In addition, Designated Insiders must observe a 30-day waiting period after the termination during which no trades are permitted before entering into a new Rule 10b5-1 plan in accordance with these requirements. Terminations must be pre-cleared with the Law Department and may only be entered into at a time when there is no trading blackout in effect under the Policy and the Designated Insider does not possess material nonpublic information regarding the Company or its subsidiaries.
1.8Additional Plan Provisions. The Company has the right to require the inclusion of additional provisions in a Rule 10b5-1 plan designed to protect the Designated Insider and/or the Company, before or after the plan has been approved by the Law Department, and to delete or amend existing provisions.
4. REPORTING OF PLANS
The Company is required to disclose the fact that a director or Section 16 Officer entered into a Rule 10b5-1 plan in the Form 10-K or 10-Q covering the fiscal quarter during which the plan was adopted. A description of the material terms of the plan is also required, including the name and title of the director or Section 16 Officer, the date of adoption, the duration of the plan, and the aggregate number of securities to be sold or purchased under the Rule 10b5-1 plan. Further, Forms 4, 5 and 144 filed for a director or Section 16 Officer must indicate when a trade is made pursuant to a plan.
5. CONTACTS
For further information or to set up a Rule 10b5-1 plan. Please contact Ralph Petruzzo at 212-314-3935 or Sheila Labita at (201) 743-5499.